Section III.  Code of Ethics and Personal Trading Policy

A.  General Principals

            The Advisers Act imposes a fiduciary duty on investment advisers.  As a fiduciary, Sanders Capital has a duty to exercise a high level of care and competency on behalf of each client; our fiduciary duty also requires us to act in good faith solely in the best interests of each of our clients.  This fiduciary duty is the core principle underlying this Code of Ethics and Personal Trading Policy, and represents the expected basis of all dealings with our clients.

These principles reflect our fiduciary duties to our clients and our obligations to adhere to the many laws that govern the operation of our business:

  The firm and the staff must place the interests of our clients ahead of the firm’s or any staff member’s personal investment interests;

  You must conduct your personal securities transactions and perform your job duties in keeping with this Code of Ethics and in a manner so as to avoid any actual or potential conflicts of interest or any abuse of your position of trust and responsibility;

  You must not take inappropriate advantage of your position with our firm to benefit yourself, your family, or any other person;

  You must comply with all applicable laws, rules and regulations, and make a good faith effort to comply with the spirit and intent of all such laws, rules and regulations; and

  You must comply with all other policies and procedures of our firm including those in this Manual and in our Employee Handbook.

In this Code, we use the term “client” to mean all investment advisory and investment management clients of Sanders Capital, including any investment company for which we provide investment management services.

Certain personal trading restrictions under this Code also apply to any other person whose investment decisions you control or influence or in whose investments you have a direct or indirect beneficial ownership.  For example, you are generally considered to have a direct or indirect beneficial ownership of any security owned by your spouse or other family member sharing your immediate household. [1]

[1] Beneficial ownership is interpreted in the same manner as in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934, Rule 16a-1.

B.  Protection of Clients’ Material Nonpublic Information

            As more fully discussed within the Privacy Policy, staff are expected to exercise diligence and care in maintaining and protecting clients’ nonpublic, confidential information, including individual clients’ names.

You are also expected to not divulge information regarding the firm’s investment transactions on behalf of clients or the holdings in any client’s account to anyone outside of the firm, except:

1.      As necessary to complete transactions or account changes (for example, communications with brokers and custodians);

2.      As necessary to maintain or service a client or his/her account (for example, communications with a client’s accountant, if authorized by the client);

3.      With various service providers providing administrative functions for the firm (such as its technology service provider), but only after it has entered into a contractual agreement that prohibits the service provider from disclosing or using confidential information except as necessary to carry out its assigned responsibilities;

4.      With the client’s written consent; or

5.      As required or permitted by applicable law.

C.  Prohibition on Insider Trading

            The securities laws and our policies prohibit persons or entities from trading on inside information, in other words information that is “material” and “nonpublic.”  These laws and our policies also prohibit informing others of inside information, commonly called “tipping”.  Information may be material and nonpublic if there is a substantial likelihood that a reasonable investor would consider the information important in making his or her investment decisions and the information is not generally available in the marketplace.  The information may come from the company itself, or may come from other sources.  Some common examples of information that might be considered material are information about a pending merger or acquisition, information about the resignation of a CEO, knowledge of a company’s earnings, and information about major natural resource discoveries.  Such information may reasonably be expected to affect the market price of a security when disclosed.

            Neither the firm, on behalf of clients, nor the staff, in their Personal Accounts, are permitted to trade in a security of a company when in possession of inside information or inform others of this information except as provided below.

            If you believe you, or any other member of the staff, is in possession of inside information, or you have questions about whether you or another staff member may be in possession of insider information, you should take the following procedures:

1.      Do not trade or recommend to others that they trade while you are in possession of the information.

2.      Immediately cease contact with the source of the information and consult with the General Counsel.

3.      Do not communicate the information to anyone else, including your supervisor, the Chief Investment Officers, research analysts, or anyone else inside or outside the firm.

4.      After the General Counsel has reviewed the information and whether it has been made public, she will instruct you whether to continue the prohibition on trading in the security and communicating with others, because she has determined that the information is inside information, or inform you that the information is not inside information and you are free of trading and communications restrictions.  She may also take other steps as appropriate, including

•         Prohibiting all firm trading activity in the security.

•         Requesting the issuer or other appropriate parties to disseminate the information promptly to the public if the information is nonpublic.

•         Restricting access to all files, including computer files, containing material, nonpublic information.

•         Consulting with other senior members of the firm or outside counsel.

In addition, the General Counsel will confidentially document the firm’s actions in addressing the material inside information.

Trading on or communicating inside information to others may expose you to stringent penalties. Penalties may be imposed internally by the firm; additionally, if you trade on or communicate material, nonpublic information to others, you may be subject to legal penalties as well, including fines and jail sentences.

D.  Personal Conduct

As noted above, staff are expected to conduct themselves with the utmost integrity and to avoid any actual or perceived conflict with clients.  In the interest of fulfilling this fiduciary responsibility, the firm has developed the following policies:

  Gift Policy.  Staff are prohibited from receiving (or giving) any gift, gratuity, hospitality or other offering of more than a de minimis value (approximately $100) from any person or entity doing business with Sanders Capital.  This gift policy generally does not apply to reasonable business entertainment, such as a dinner, where the staff member is present and business issues are the primary purpose of the entertainment.  Staff should be aware, however, that certain clients, including public and private pension funds, may have strict rules against receiving gifts of even de minimus value and/or business entertainment.

2.   Service as Director for an Outside Company.  Staff are not permitted to serve as a director of any public company.   If you wish to serve as a director of a private company (other than a nonprofit organization) you must obtain the approval of your supervisor and the General Counsel.  In reviewing your request, they will determine whether such service is consistent with the interests of the firm and our clients.

3.   Outside Business Interests. Staff are expected to devote their full working time to the business of the firm.  Any staff member wishing to engage in outside business activities must seek approval from his or her supervisor and the CCO, who will grant such permission only if such outside employment is deemed not to interfere with or conflict with the staff member’s duties to the firm or our clients.

4. Charitable Contributions.  Staff are prohibited from making charitable contributions for the purpose of obtaining or retaining advisory contracts with charitable organizations.  In addition, staff are prohibited from considering the firm’s current or anticipated business relationships as a factor in soliciting charitable contributions.

5.  Political Contributions.  You are prohibited from making or soliciting political contributions for the purpose of influencing, obtaining or retaining advisory contracts with state or local government entities.  Please be aware that certain jurisdictions have so-called “pay to play” laws which would prohibit the firm from providing advisory services in the event that staff or their family contributed to the political campaign of an officer holder who has jurisdiction over the plan; if you are in doubt regarding the effect of proposed political contributions, please consult the General Counsel.

E.  Personal Trading Policy

Sanders Capital has determined that, given the size of the staff and the proximity within which we work, each of us is an “access person” of the firm.  An access person is defined as a person who is involved in making decisions regarding the purchase or sale of securities in clients’ accounts or who has access to knowledge about the actual securities being purchased, sold or held in client accounts.

            Our obligations as fiduciaries require us in our professional endeavors to put the interests of our clients before our own personal investment interests. Our rules are designed to ensure that our research and investment decisions benefit clients’ accounts first and foremost and that our staff’s personal investments be made only if they do not negatively affect our clients’ interests and only after client interests are satisfied.  We encourage you to meet your own investment needs by investing in accounts managed by the firm, open-end mutual funds, accounts managed by a fiduciary on a fully discretionary basis, or in other investments which do not raise potential conflicts.

            Our rules regarding personal trading by staff also apply to the accounts of your family members who live in the same household or other persons whose accounts you control or directly or indirectly influence (e.g., by making recommendations regarding securities to purchase, hold, or sell).  All such accounts are considered “Personal Accounts” of yours.

            Our policies and procedures regarding trading in your Personal Accounts are more fully set forth in Appendix B.  The following is a summary of the major requirements:

  You must report all securities holdings in your Personal Accounts when you join the staff and make periodic reports thereafter.
  You must pre-clear transactions in your Personal Accounts prior to executing them; certain exceptions apply with respect to transactions that do not raise conflicts issues, e.g., the purchase or sale of a US government security or a mutual fund.
  Your purchases of individual securities are subject to a one-year holding period; additionally, you will not be able to sell the security thereafter while the security is being held in client accounts.
  You cannot participate in initial public offerings.

You should familiarize yourself with the instructions and procedures in Appendix B and fully comply with each of them.

F.  Firm Review of Personal Transaction Reports

The General Counsel or her designee will review the quarterly and annual holdings reports of staff to determine that any securities transactions have been entered into only after approval was given in accordance with these policies.  The General Counsel will promptly report to the Board any violations of the firm’s Personal Trading Policies.  The Chief Financial Officer or another member of the board of managers will review the Personal Accounts of the General Counsel; in no case should a staff member review his or her own report.

G.  Record Keeping Requirements under the Code of Ethics

            Sanders Capital’s recordkeeping requirements under the Code of Ethics are outlined in detail in Section IX.

H.  Code of Ethics and Personal Trading Policy Sanctions

Upon discovering a violation of this policy, the General Counsel may impose any sanctions as deemed appropriate, including disgorgement of profits, reversal of the trade or suspension of trading privileges.  In severe cases of violations and in the case of repeated violations, the Board of Managers may suspend or terminate the employment of a staff member.  For additional information on general sanctions for violation of the firm’s policies, refer to the Sanctions Policy.

I.  New and Annual Staff Acknowledgement

New staff members must acknowledge they have read, and understand and agree to comply with, this Code of Ethics and Personal Trading Policy.  All staff members are required to acknowledge they have complied and will continue to comply with this Code of Ethics and Personal Trading Policy annually in connection with the firm’s annual policy manual acknowledgement process.